d·local

Q4 & FY 2021
Earnings Presentation

NASDAQ: DLO



Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey DLocal's current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause DLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Note Regarding Forward-Looking Statements" sections of DLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, DLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

2021: A Record Year

	SCALE	GROWTH	RETENTION	PROFITABILITY
FY21	**$6.0B** TPV 193% YoY Growth	**$244.1M** REVENUES 134% YoY Growth	**219%** NET RETENTION RATE	**41%** ADJUSTED EBITDA MARGIN[1]
4Q21	**$1.9B** TPV 145% YoY Growth	**$76.3M** REVENUES 120% YoY Growth	**198%** NET RETENTION RATE	**38%** ADJUSTED EBITDA MARGIN[1]

[1] dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adj. EBITDA and Adjusted EBITDA Margin in appendix.

Strong Growth With Continuous Opportunities to Grow with our Existing Merchants

TPV ($M)


193%
YoY
$1,288
$2,065
$6,049
2019
2020
2021

Selected Merchants

Powering Diverse High-Growth Verticals...


Commerce


Streaming


Ride Hailing


AD
VER
TIS
ING
Advertising


Financial Services


Gaming


SaaS


Travel


eLearning


On-demand Delivery


ETHEREUM $178.16 0.26%
XRP $0.260029 0.07%
BITCOIN CASH $298.61 0.94%
$10,562.99 1.91%
$67.89 0.89%
Crypto

...Across 35 Emerging Markets

2016
- Argentina
- Colombia
- Brazil
- Mexico
- Chile
- Uruguay
- China
- Turkey

2017
- Peru

2018
- Morocco
- India
- Paraguay

2019
- Indonesia
- Ecuador
- South Africa
- Nigeria

2020
- Bolivia
- Ghana
- Panama
- Bangladesh
- Egypt
- Philippines
- Cameroon
- Kenya
- Costa Rica
- Senegal

2021
- DR
- Thailand
- Vietnam
- El Salvador
- Malaysia
- Guatemala

Q4 ADDITIONS
- Tanzania
- Uganda
- Pakistan

High Growth Across All Regions

Revenue by Region – LatAm ($M)


92%
89%
92%
140%
YoY
$51
$93
$223
2019
2020
2021
% of Total Revenue

Revenue by Region – Asia & Africa ($M)


8%
11%
8%
86%
YoY
$4
$11
$21
2019
2020
2021
% of Total Revenue

New Merchants Increasing Diversification

of Merchants

	Total Merchants	Core Merchants[1]
2019	190+	90+
2020	300+	150+
2021	400+	240+

Revenue Concentration (% Revenue)


Top 10 Clients
Other
27%
73%
30%
70%
36%
64%
44%
56%
2018
2019
2020
2021

Note: [1]Core merchants consider merchants that during that year surpassed the US$100k TPV threshold.

All Cohorts Driving Profitable Growth

TPV by Cohort[1] ($M)

Each cohort is driving **solid TPV growth**

’18 and ‘20 vintages experienced the **highest YoY growth** rates

Cohorts with **consistently higher starting points**



$2,116
$2,514
$954
$548
$297
$260
$386
$158
$56
$36
2018
2019
2020
2021
1
2
3
4

2021 Take Rate Performance by Cohort

2021 average take rate of 4% (versus 5% in 2020)

Minimal variation in each cohort’s take-rate during the year

Different cohorts have **different pricing points**

2021 cohort has a **higher take rate** than the 2021 average

Cohort	YoY Variation (p.p.)
2018	-0.2 p.p.
2019	-0.2 p.p.
2020	+0.1 p.p

Note: [1]Each cohort includes all merchants that began processing TPV in each period, regardless of volume of TPV processed.

Vectors of Future Growth

Commercial Efforts

Organic growth

Account management

New clients

Products

Enhance portfolio

Develop new solutions

Geographies

Enhance presence

Enter new countries

Inorganic Initiatives

Consistently Improving Merchant Engagement

Avg. # of Countries per Merchant



4
5
6
7
2018
2019
2020
2021

Avg. # of Payment Methods per Merchant



29
35
44
67
2018
2019
2020
2021

Note: Yearly figures consider merchants that during that year surpassed for the US$6M TPV threshold.

Ramping-up Our Existing and New Clients Pipeline

of Opportunities in our Sales Funnel

	Pre-IPO (Mar-21)		As of **2022**
EXISTING CLIENTS	**60+**	+3x	**190+**
NEW CLIENTS	**350+**	+2x	**640+**



Pricing proposal
Go live

Illustrative industries

- Ride Hailing
- Advertising
- Travel
- Streaming
- Gaming
- SaaS
- E-Learning
- Financial institutions
- Crypto

Note: For existing clients, includes all existing clients for which dLocal is at different stages of expansion to new markets, products, or payment methods.

Enhanced Product Portfolio

Enhanced our pay-in solution

New cards and APMs integrations for processing redundancy, capability enhancements and global expansion

Deepen our integration within Pix system in Brazil

Network Tokenization

E-mandate/Subscriptions management in India

TaxManager: enhanced tax handling by country and payment method

Increased card and APMs acceptance rates, with better Smart Routing, Chaining, and UX improvements through rigorous A/B testing

Enhanced our pay-out solution

Expanded Instant Payout offering in more countries

Enhanced logics and automations to overcome local rail's processing limitations

Added direct connections with new partners/ banks for processing redundancy, capability enhancements and global expansion

Broaden Product Portfolio

Improved our fraud and data capabilities

Defense Suite launched

Improved fraud prevention capabilities through:

- New Machine Learning models
- New API enhancements
- Device ID and fingerprinting
- Authentication through 3DS 2.0 and beyond

Launched Issuing-as-a-Service

Enable merchants to issue prepaid virtual or physical cards, with spend and payment controls and account management

B2B initiative focused on our merchants (no credit exposure), no direct issuing to end consumers

Partner with **local banks as issuers**

Our Ability to Hire Professionals with Diverse Backgrounds Worldwide is a Key Competitive Advantage

FTE Evolution (#)

We continue to invest in hiring top talent for **Tech & Product and S&M** to our team



73% YoY
117
202
2020
2021
Technology & Product¹
118% YoY
38
83
2020
2021
Sales & Marketing
61% YoY
155
250
2020
2021
Operations & Corporate

535 FTE in 2021 (+73% YoY)

We have a **wide talent pool**

We hire **anywhere in the world**

As of 2021YE, we had employees with **diverse nationalities**

30+ nationalities



Note: FTE includes employees and contractors. [1] The total engineers or technology-related roles for 2021 represented 44% of total FTEs, including those outside of Technology & Product team.

FINANCIAL HIGHLIGHTS

TPV Almost Tripled in 2021


TPV ($M)
193%
YoY
$1,288
$2,065
$6,049
2019
2020
2021
145%
YoY
$757
$1,856
4Q20
4Q21

Continued growth of our TPV across most verticals, particularly in ride hailing, streaming, advertising, SaaS, on-demand delivery and commerce

Strong and Steady Growth in Pay-Ins; Short-term Fluctuations in Pay-Outs

Pay-Ins and Pay-Outs TPV ($M)



Pay-ins TPV
242%
YoY
$1,209
$4,131
2020
2021
190%
YoY
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
Pay-outs TPV
124%
YoY
$856
$1,917
2020
2021
64%
YoY
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Triple-Digit-Growth in Revenue


Revenue ($M)
134%
YoY
120%
YoY
$55
$104
$244
$35
$76
2019
2020
2021
4Q20
4Q21

Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019.

Existing and New Merchants Driving Growth

Revenue Composition ($M)



219% NRR1
$104
$124
$16
$244
2020
Existing Merchants
New Merchants
2021



198% NRR1
$35
$34
$8
$76
4Q20
Existing Merchants
New Merchants
4Q21

Existing Merchants: Revenues from merchants that we already processed in the same period of the previous year.
New Merchants: Revenues from merchants onboarded during the last twelve months. This is a rolling measure for each new quarter, based on merchants' classification (new vs. existing)

Note: [1] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Gross Profit Continues to Grow at Sound Rates


Gross Profit ($M)
117%
YoY
$36
$60
$130
2019
2020
2021
88%
YoY
$21
$39
4Q20
4Q21

Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019.

Maintained Strong Margins Amid Continue Investing in Growth

Adjusted EBITDA[1] ($M) and Adjusted EBITDA Margin (%)



36%
40%
41%
136%
YoY
$20
$42
$99
2019
2020
2021



39%
38%
112%
YoY
$14
$29
4Q20
4Q21

Note: Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019.

[1] dLocal has only one operating segment. Although Adj. EBITDA and Adj. EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adj. EBITDA and Adjusted EBITDA Margin in appendix.

CLOSING REMARKS

Investment Highlights

We power a **massive and expanding Emerging Markets ecosystem**

We are **directly integrated** with some of the biggest online merchants in the world, driving very strong net revenue retention and strong cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across Emerging Markets

Our business model is **well-diversified across industries and clients**

We are **growing rapidly and profitably at scale**

d·local

Thank you!



APPENDIX

What Problems are we Addressing?



Complex and changing regulatory and tax frameworks



Poor conversion and high fraud



Multiple local payment methods with rising fragmentation

Financial Highlights

4Q21 Adjusted EBITDA Bridge ($M)



$25
$2
$2
$0
$1
$29
4Q21 Operating Profit (IFRS)
D&A
Stock-Based Compensation
Impariment Gain / Losses on Financial Assets
Other Adjustments 1
4Q21 Adjusted EBITDA (IFRS)

3Q21 Adjusted EBITDA Bridge ($M)



$22
$1
$3
$0
$1
$26
3Q21 Operating Profit (IFRS)
D&A
Stock-Based Compensation
Impariment Gain / Losses on Financial Assets
Other Adjustments 2
3Q21 Adjusted EBITDA (IFRS)

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited results for the quarter ended September 30, 2021.

[1] Other Adjustments for 4Q21 includes secondary offerings expenses ($0.7M) and M&A transaction costs ($0.02M).

[2] Other Adjustments for 3Q21 includes secondary offerings expenses ($0.7M) and M&A transaction costs ($0.2M).

Reconciliation of Adjusted EBITDA to Profit

$ in thousands	Three-month period ended December 31,		Twelve-month period ended December 31,	
	2021	**2020**	**2021**	**2020**
Profit for the period	**23,549**	**11,601**	**77,853**	**28,187**
Income tax expense	2,114	1,000	7,647	3,231
Other operating (gain)/loss	-	65	(2,896)	2,896
Depreciation and amortization	1,507	248	4,747	992
Secondary offering expenses[1]	716	453	5,158	453
Transaction costs[2]	22	158	687	158
Share-based payment charges	2,236	256	7,590	7,295
Other charges, Net[3]	(1,072)	(100)	(1,629)	(1,281)
Adjusted EBITDA	**29,072**	**13,681**	**99,157**	**41,931**

Note: Although Adj. EBITDA and Adj. EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1] Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] Corresponds to other minor adjustments (full reconciliation in financial statements)

d.